UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 March, 2008

ASX & MEDIA RELEASE
25 MARCH, 2008

STUDY DEMONSTRATES SAFETY OF PROMENSIL IN WOMEN WITH A FAMILY HISTORY OF BREAST CANCER

Large 3-year study indicates that in contrast to HRT Promensil (red clover isoflavones) has no effect on known breast cancer risk factor

The results of a large, 3-year study published recently, demonstrate that in contrast to studies showing that some conventional hormone replacement therapies increase mammographic breast density,1 a standardised supplement of red clover isoflavones (Promensil) has a neutral effect on breast density in women with a family history of breast cancer.  Mammographic breast density has consistently been associated with risk for breast cancer.i

The study received funding support from the breast cancer charity Breakthrough Breast Cancer.

Tens of thousands of women around the world use Promensil (red clover isoflavone phytoestrogens) daily.  They are recommended by menopause experts as a natural alternative to HRT to help control hot flushes and night sweats associated with the menopause, used alongside lifestyle changes.2

Professor Trevor Powles, consultant oncologist and lead investigator for the study carried out at the Royal Marsden Hospital and the University Hospital of South Manchester, said “Reassuringly for women, this study shows that these phytoestrogens do not cause any oestrogenic increase in breast density in women who have a family history of breast cancer.  This would indicate that they are unlikely to cause an increased risk of breast cancer.  This 3-year study confirms similar findings from previous, shorter-term studies.”

Promensil (a standardised supplement of red clover isoflavones) has been shown to reduce frequency of hot flushes by 60%, in a randomised placebo controlled study in menopausal women.3

In addition, two systematic reviews and meta-analyses of all 17 randomised controlled trials (RCTs) of supplementation with red clover or soy isoflavones demonstrate a significant reduction in menopausal hot flush frequency with red clover isoflavone use, particularly in women with frequent flushes.4,5

Mr Nick Panay, Consultant Gynaecologist, Queen Charlotte’s Hospital, London said, “These 3-year data are exciting findings that add to a broader evidence base showing that standardised, quality controlled supplements of red clover isoflavones have a good safety profile.  I recommend isoflavones derived from red clover as an effective option to women who can’t take or don’t want to take HRT - while stressing the importance of choosing a well-researched product that provides a minimum daily intake of 40mg of isoflavones.”

Isoflavones are phytoestrogens which literally means ‘plant estrogens’.  They occur naturally in the diet in foods such as peas, lentils, soya and other beans, chick peas and red clover.  Isoflavones are similar in chemical structure to the body’s own estrogen.  When consumed in adequate amounts around the time of the menopause, they are able to mimic some of the effects of the body’s own estrogen to help with maintaining health and well-being, particularly hormonal balance when levels of hormones are declining.

The red clover isoflavone breast cancer safety study was led by Prof. Trevor Powles, Parkside Oncology Clinic, London and Prof. Anthony Howell, University Hospital of South Manchester and published in the journal Menopause International.  The study involved 401 healthy women with at least one first degree relative with breast cancer who received a standardised supplement of 40mg red clover isoflavones or placebo for 3 years in a randomised, double-blind, placebo-controlled trial.

Results showed that Promensil did not adversely affect breast density, skeletal strength or cardiovascular status.  In post-menopausal women endometrial status was not adversely affected. The adverse event profile was similar between Promensil and placebo groups.

About Novogen Limited:

Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders.  Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com.

1 Atkinson C et al. Breast Cancer Research 2004;6:170-179

2 Nachtigall L et al.  J Obstet Gyn Can 2006;28(4):279-289

3 van de Weijer PHM, Barentsen R. Maturitas 2002;42:187-193

4 Howes L et al. Maturitas 2006;55:203-211

5 Thompson Coon J et al.  Phytomed 2007;14:153-159